UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                  ADVAXIS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    007624109
                                 (CUSIP Number)

                                February 16, 2010
             (Date of Event which requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON

         Optimus CG II, Ltd.

         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) |_|
         (b) |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

         11,448,186 (See Item 4)

6.       SHARED VOTING POWER

         0

7.       SOLE DISPOSITIVE POWER

         11,448,186 (See Item 4)

8.       SHARED DISPOSITIVE POWER

         0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,448,186 (See Item 4)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

         9.9%

12.      TYPE OF REPORTING PERSON

         FI

1.       NAME OF REPORTING PERSON

         Optimus Capital Partners, LLC, dba Optimus Life Sciences Capital Partners, LLC

         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         27-0492860

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) |_|
         (b) |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

         11,448,186 (See Item 4)

6.       SHARED VOTING POWER

         0

7.       SOLE DISPOSITIVE POWER

         11,448,186 (See Item 4)

8.       SHARED DISPOSITIVE POWER

         0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,448,186 (See Item 4)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

         9.9%

12.      TYPE OF REPORTING PERSON

         OO

ITEM 1   (a)      Name of Issuer:

         Advaxis, Inc.

         (b)      Address of Issuer's Principal Business Office:

         Technology Centre of New Jersey
         675 Route 1, Suite B113
         North Brunswick, NJ 08902

ITEM 2   (a)      Name of Person Filing:

Optimus CG II, Ltd. ("Optimus CG")
Optimus Capital Partners, LLC, dba Optimus Life Sciences Capital Partners, LLC ("Optimus CP")

         (b)      Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Optimus CG is:
Cricket Square, Hutchins Drive, Grand Cayman, KY1-1111 Cayman Islands

The address of the principal business office of Optimus CP is:
11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025

         (c)      Citizenship:

Optimus CG is a Cayman Islands exempted company.
Optimus CP is a Delaware limited liability company.

         (d)      Title of Class of Securities:

         Common Stock

         (e)      CUSIP NUMBER:

         007624109

ITEM 3: If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

       |_|        a.  Broker or dealer registered under Section 15 of the
                      Exchange Act.
       |_|        b.  Bank as defined in Section 3(a)(6) of the Exchange Act.
       |_|        c.  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.
       |_|        d.  Investment company registered under Section 8 of the
                      Investment Company Act.
       |_|        e.  An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E)
       |_|        f.  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
       |X|        g.  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
       |_|        h.  A savings association as defined I Section 3(b) of the
                      Federal Deposit Insurance Act
       |_|        i.  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                      Investment Company Act
       |_|        j.  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:           Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:  See item 9 of cover pages.

         (b)      Percent of class:  See item 11 of cover pages.

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote:

         (ii)     Shared power to vote or to direct the vote:

         (iii)    Sole power to dispose or to direct the disposition of:

         (iv)     Shared power to dispose or to direct the disposition of:

         See items 5-8 of cover pages.

         The number of shares reported herein includes a warrant exercisable for up to 22,187,000 shares of common stock. However, the warrant is not fully exercisable within 60 days due to contractual limitations and a 9.9% ownership limitation contained in the warrant for Optimus CG and its affiliates.

ITEM 5:           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: |_|

ITEM 6:           Ownership of more than Five Percent on Behalf of Another
                  Person.

         Not Applicable.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Optimus CP is the sole stockholder of Optimus CG.

ITEM 8:           Identification and Classification of Members of the Group.

         Not Applicable.

ITEM 9:           Notice of Dissolution of Group.

         Not Applicable.

ITEM 10:          Certifications.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010                   OPTIMUS CG II, LTD.

                                           By:     /s/ Terry Peizer
                                                   -----------------------------
                                           Name:   Terry Peizer
                                           Its:    Managing Director


Dated: February 16, 2010                   OPTIMUS CAPITAL PARTNERS, LLC

                                           By:     /s/ Terry Peizer
                                                   -----------------------------
                                           Name:   Terry Peizer
                                           Its:    Managing Director